Global One Enterprises Limited

Central Plaza, Suite 2001

18 Harbour Road,

Wanchai, Hong Kong

May 2nd 2006.

Via Electronic Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global One Enterprises Limited (the company)

Registration Statement on Form F-1

Filed December 29, 2004

File No 333-121709

Ladies and Gentleman

We previously filed the above referenced Form F-1 Registration Statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has decided not to pursue this financing. Please apply the Company's filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact our counsel -- D. Roger Glenn at (212) 912-2753.

Thank you for your assistance in this matter.

Global One Enterprises Limited

By:

/s/ Hwang Sok Inn

Director